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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                           _________________________

                                SCHEDULE 14D-9

               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934
                               (Amendment No. 2)

                           _________________________


                              VALLEN CORPORATION
                           (Name of Subject Company)

                              VALLEN CORPORATION
                     (Name of Person(s) Filing Statement)


                    Common Stock, par value $.50 per share
                        (Title of Class of Securities)


                                   919260109
                     (CUSIP Number of Class of Securities)

                           _________________________

                               James W. Thompson
                            Chief Executive Officer
                              Vallen Corporation
                            13333 Northwest Freeway
                             Houston, Texas 77040
                                (713) 462-8700

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)


                                with copies to:

                              John B. Clutterbuck
                     Mayor, Day, Caldwell & Keeton, L.L.P.
                           700 Louisiana, Suite 1900
                          Houston, Texas 77002-2778
                                (713) 225-7000
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     This Amendment No. 2 amends and supplements the Solicitation Recommendation
Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the "Commission") by Vallen Corporation, a Texas corporation (the "Company"), on November 19, 1999 (as amended, the "Schedule 14D-9") and relates to the tender offer made by Shield Acquisition Corporation, a Texas corporation and an indirect wholly owned subsidiary of Hagemeyer N.V., a company organized under the laws of the Netherlands ("Hagemeyer"), disclosed in a Tender Offer Statement on Schedule 14D-1 filed with the Commission on November 19, 1999, as amended, to purchase all of the outstanding shares of the Company's common stock, par value $0.50 per share (the "Common Stock") net to the seller in cash, on the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated November 19, 1999 and the related Letter of Transmittal. The purpose of this Amendment No. 2 is to amend Items 8 and 9 of the Schedule 14D-9, as set forth below. Terms defined in the Schedule 14D-9 are used in this Amendment No. 2 with the same meanings as provided in the Schedule 14D-9.

Item 8.  Additional Information to Be Furnished

     Item 8 of the Schedule 14D-9 is amended to add the following:

          "(b) On December 9, 1999, the Company issued a press release stating that a petition was filed on November 22, 1999 in the District Court of Harris County, Texas, in an action entitled Siegel v. Vallen Corporation, et al. A copy of the press release issued by the Company is attached hereto as Exhibit (d)(1) and is incorporated herein by reference.

          (c) On November 22, 1999, an action styled Siegel v. Vallen Corporation, et al., Cause No. 1999-58238, was commenced by a purported shareholder in the District Court of Harris County, Texas. The petition names as defendants the Company, the members of the Company Board, Hagemeyer P.P.S. North America, Inc. and Shield Acquisition Corp. The petition seeks to proceed on behalf of a purported class of the Company shareholders other than the defendants and alleges that the price for the Company shares agreed to in the Merger Agreement is inadequate, that the members of the Company Board breached their fiduciary duties by approving the Merger Agreement allegedly in order to obtain personal financial benefits, and that Hagemeyer P.P.S. North America, Inc. and Shield Acquisition Corp. purportedly aided and abetted these alleged breaches of duty. The petition seeks preliminary and permanent injunctive relief, unspecified damages, and plaintiff's costs and attorneys' fees. A copy of the Original Petition is attached hereto as Exhibit (d)(2) and is incorporated herein by reference."

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Item 9. Material to Be Filed as Exhibits

Exhibit
No.                      Document
--------                 --------

(d)(1) Press release issued by the Company dated December 9, 1999 announcing a petition filed on November 22, 1999 in the District Court of Harris County, Texas, in an action entitled Siegel v. Vallen Corporation, et al.

(d)(2) A copy of the Original Petition filed on November 22, 1999 in the District Court of Harris County, Texas, in an action entitled Siegel
          v. Vallen Corporation, et al.

                                       3
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    VALLEN CORPORATION



                                    /s/ LEIGHTON J. STEPHENSON
                                    --------------------------
                                    Leighton J. Stephenson,
                                    Vice President-Finance

Dated: December 9, 1999

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